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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 under the Exchange Act

MOUNTAINS WEST EXPLORATION, INC.

(Exact name of registrant as specified in its charter)

New Mexico	0-9500	85-0280415
(State or other jurisdiction of	(Commission File Number)	(IRS Employer
incorporation)		Identification Number)

2001 Butterfield Road, Suite 1050, Downers Grove, IL 60515
______________________________
(Address of Principal Executive Offices)

(630) 271-8590
___________
(Registrant's telephone number including area code)

INFORMATION STATEMENT PURSUANT TO SECTION 14 (F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(F)-1 THEREUNDER

This information statement (the “Information Statement”) is being mailed on or about November 30, 2007 to holders of record as of the close of business on November 29, 2007 of shares of common stock, no par value per share ("Common Stock"), of Mountains West Exploration, Inc., a New Mexico corporation (the "Company," "we," "us," or "our"). You are receiving this Information Statement in connection with the appointment of persons to a majority of the seats on the board of directors of the Company (the "Board") in connection with an understanding related to the Company’s purchase of the membership interests of Secured Digital Storage LLC, a Nevada limited liability company (“SDS”) on November 7, 2007.

The appointment is being effected through an increase in the number of authorized board members and the appointment of new directors to fill those vacancies. Effective November 7, 2007 (the "Closing Date"), the date of the Membership Interest Purchase Agreement between SDS, us and certain other parties (the "Purchase Agreement"), as one of the understandings related to the closing of the transactions contemplated by the Purchase Agreement, a new board was agreed upon consisting of three designees of SDS, three designees of the Company and one unaffiliated director. As such, effective November 13, 2007, Mr. Larry Malone, the Company’s President and COO, was appointed to the Board, which now consists of three members: Lee Wiskowski, Douglas J. Stukel and Larry Malone. On November 13, 2007, the Board designated the following individuals for appointment, following delivery of this information statement: Richard Dent, William M. Lynes, Peter Gross and Philip Kenny (the “Nominees”). It is contemplated that ten days after we file this Information Statement with the Securities and Exchange Commission ("SEC") and mail it to the registered holders of our Common Stock, these Nominees will become directors.

As the appointments to the Board have been effected other than at a meeting of our stockholders, Section 14(f)-1 of the Securities Act of 1934, as amended, together with Rule 14(f)-1 promulgated thereunder, require us to provide our stockholders and the SEC with the information set forth in this Information Statement not less than ten days prior to the date on which the Nominees will constitute a majority of our board or such other time period as may be established by the SEC. No actions are required by our stockholders in connection with the appointment of the Nominees. Nevertheless, you are urged to read this Information Statement carefully and in its entirety.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. WE ARE NOT SOLICITING YOUR PROXY OR CONSENT IN CONNECTION WITH THE ITEMS DESCRIBED HEREIN. NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT. THIS INFORMATION STATEMENT IS NOT AN OFFER TO PURCHASE YOUR SHARES.

CHANGE IN CONTROL TRANSACTION

On November 7, 2007, Mountains West Exploration, Inc., a New Mexico corporation (the “Company”), entered into a Membership Interest Purchase Agreement (the “SDS Agreement”) by and among the Company, Secured Digital Storage LLC, a Nevada limited liability company (“SDS”) and the members of SDS. Also party to the Agreement for the specific purposes called for therein was William M. Lynes and an initial escrow agent. The transactions contemplated pursuant to the SDS Agreement (the “SDS Acquisition”) were consummated on November 7, 2007 (the “Closing Date”).

Pursuant to the terms of the SDS Agreement, the Company agreed to acquire all of the outstanding membership interests of SDS in exchange for certain stock consideration. The Company accomplished the transaction through the direct acquisition of all outstanding membership interests in SDS.

The aggregate consideration paid to the SDS members in connection with the SDS Acquisition was 7,500,000 shares of the Company’s common stock, no par value (the “Transaction Shares”). 1,500,000 Transaction Shares have been held back as security in connection with certain indemnification obligations of SDS, its members and the sellers’ agent.

Pursuant to the terms of the SDS operating agreement, a consent of 75% of the members is required for the approved sale of the Company. Once such consent is obtained all members are required to deliver the documentation necessary in connection with the closing of such approved sale, including a sale of membership interests. While consents in excess of 75% were received, certain members of SDS have not made the required closing deliveries, as obligated. The Company is holding the Transaction Shares due to such members, pending proper delivery of such items.

The Transaction Shares are unregistered, restricted stock, and have no registration rights.

In connection with the proposed acquisition, the Company and SDS reached an understanding that, following the acquisition, our Board would be increased so that it would ultimately consist of seven members: three individuals proposed by the Company (including two then-incumbent directors and one officer of the Company who was already contemplated to become a director), three individuals proposed by SDS and one unrelated director. On November 13, 2007, the Board appointed Larry Malone to be its third director and designated the individuals proposed by SDS and the unrelated individual, subject to delivery of this information statement.

It is contemplated that ten days after we file this Information Statement with the SEC and mail it to our stockholders of record, four additional members will be appointed to the Board. The Nominees are William M. Lynes, Philip Kenny, Richard Dent and Peter Gross. As a result, the Nominees, who are being appointed in accordance with the understanding discussed above, will constitute a majority of the Board.

VOTING SECURITIES

As of the date of this Information Statement, our authorized capital stock consisted of 50,000,000 shares of Common Stock, no par value per share, of which, 10,503,600 shares were issued and outstanding. Each share of Common Stock entitles the holder of the share to one vote.

MANAGEMENT

Executive Officers and Directors

Set forth below are the names, ages, position(s) with Company and business experience of our directors and executive officers.

NAME	AGE	POSITION

Lee Wiskowski	40	Director, Executive Vice President
Douglas J. Stukel	37	Director, Executive Vice President, Secretary & Treasurer
Larry Malone	55	Director, President and COO
Don Hauschild	52	Chief Information Officer
William M. Lynes	62	CEO

Directors hold office until the next annual meeting of our stockholders and until their successors have been elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors. Set forth below under "Business Experience" is a description of the business experience of our executive officers and directors.

Business Experience

LEE WISKOWSKI, EXECUTIVE VICE PRESIDENT AND DIRECTOR, AGE 40. On November 15, 2005, Mr. Wiskowski was appointed to serve as our President and as a member of our board of directors. Mr. Wiskowski also serves as a director of Capital Growth Systems, Inc. ("CGS"). Since December 2000, Mr. Wiskowski has been engaged in the business of providing financial and advisory services to emerging growth companies, both individually and, since December 2002, through Grander, LLC and Momentum Capital, LLC, both privately held advisory and consulting firms. As the sole owner of Grander, LLC and co-founder of Momentum Capital, LLC, Mr. Wiskowski's responsibilities are related to the location of potential clients, the negotiation of agreements with those clients and the provision of advisor services related to the clients. Mr. Wiskowski also serves as a director of Health Partnership, Inc. ("HHPN") and serves as officer of HHPN.

DOUGLAS J. STUKEL, EXECUTIVE VICE PRESIDENT, SECRETARY, TREASURER AND DIRECTOR, AGE 37. On November 15, 2005, Mr. Stukel was appointed to serve as our Secretary and Treasurer and as a member of our board of directors. Mr. Stukel also serves as a director of CGS. In addition, in 2002, Mr. Stukel co-founded Premier Holdings of Illinois, LLC, a distributor of medical supplies based in Joliet, Illinois. Mr. Stukel is also a co-founder of Momentum Capital, LLC, a privately held firm providing financial advisory services in connection with mergers and acquisitions and analysis as to strategic alternatives. Since December, 2002, Mr. Stukel's responsibilities have been related to the location of potential clients, the negotiation of agreements with those clients and the provision of advisory services related to the clients. Mr. Stukel also serves as a director of Health Partnership, Inc. ("HHPN") and serves as officer of HHPN.

LARRY MALONE, PRESIDENT, CHIEF OPERATING OFFICER AND DIRECTOR, AGE 55. Mr. Malone has more than 35 years of experience in the global communication industry, including executive sales and engineering P&L management. Most recently, he was president of BT Infonet USA, a division of BT Infonet Services Corp. that provides cross-border managed data communication services. Earlier in his career, Mr. Malone was executive vice president at Viatel, a telecommunication and broadband service provider to corporations, ISPs, VOIP carriers, application service providers, incumbent operators and second-tier carriers in North America and Europe. Mr. Malone holds a B.S. degree in economics from St. Peter’s College.

DONALD HAUSCHILD, CHIEF INFORMATION OFFICER, AGE 52. Mr. Hauschild is a senior operations and IT executive with more than 25 years experience in industry and consulting with global technology, consumer products and manufacturing companies. He has significant experience in business acquisition, consolidation and operations/process improvement. Mr. Hauschild’s most recent experience includes his service as president of Frontrunner Network Systems, Inc. (FNS), a subsidiary of CGS, a position he held since March 2005. Prior to FNS, Mr. Hauschild held executive and consulting positions with micro-cap startup companies and consulting firms, including CEO and board member of QS Software Co., EVP of consulting services with Answerport, Inc., and VP of business development with Communications Infrastructure Development Corp. Mr. Hauschild worked for Ernst & Young, LLP Management Consulting for 12 years and served as a partner in the Chicago and Milwaukee offices from October 1993 through March 2000. Mr. Hauschild is a graduate of Roosevelt University.

WILLIAM M. LYNES, CHIEF EXECUTIVE OFFICER, CHAIRMAN OF THE BOARD (NOMINEE) AND DIRECTOR (NOMINEE), AGE 62. Mr. Lynes is a noted computer industry visionary and IT executive with more than 35 years experience in R&D, business development, and technical and business management. Prior to joining the Company, William M. Lynes, served as Chairman and CEO of Secured Digital Storage LLC. Mr. Lynes holds a BS degree in Electrical Engineering from the University of Heidelberg in Germany and has completed IT graduate studies at MIT and business management from Harvard.

PETER GROSS, DIRECTOR (NOMINEE), AGE 57. As an engineering design and implementation professional of note, with an M.S.E.E. from Polytechnic Institute in Bucharest, Romania and an MBA from Cal State, Mr. Gross has spent his career devising and safeguarding facilities for clients such as the Stock Exchange, the IRS, Merrill Lynch and Bell Atlantic. Mr. Gross has over 18 years of experience in the engineering and design of power systems as applied to data centers, institutional and industrial facilities.

RICHARD DENT, DIRECTOR (NOMINEE), AGE 46. Mr. Dent founded RLD Resources LLC in the late 1990s, a Chicago-based management consulting and business brokering firm that services the telecommunications, alternative energy, and public utilities markets. Additionally, Dent has supported alternative self-generating power technology that is being utilized in the SDS Data Bunker Network©. Dent was an All-Pro defensive end for the Chicago Bears and a member of the 1985 NFL Champions. He was selected the MVP of Super Bowl XX.

PHILIP KENNY, DIRECTOR (NOMINEE), AGE 54. Mr. Kenny is, and has been for over the last five years, an owner of and partner in Kenny Industries, a holding company for Kenny Construction Company, Seven K Construction, Northgate Investments, Casino Queen and Clinton Industries. Mr. Kenny serves as president of Seven K Construction and Northgate Investments.  Mr. Kenny is a board member for CGS.

Each of Messrs. Lynes, Gross, and Dent were formerly members of SDS.

See discussion under “Change in Control” with respect to arrangement or understanding pursuant to which the nominees were selected to become directors.

Employment Agreements

We do not have employment agreements with Messrs. Wiskowski, Stukel, Malone, Hauschild, Lynes, Gross, Dent or Kenny. We may enter into such agreements in the future.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that our directors, executive officers and persons who own more than 10% of our outstanding common stock file initial reports of ownership and reports of changes in ownership in the common stock with the SEC. Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on the review of the copies of these reports furnished to us and written representations that no other reports were required during the year ended December 31, 2006, all officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements for the year ended December 31, 2006.

Corporate Governance

We are not a "listed company" under SEC rules and are, therefore, not required to have an audit committee comprised of independent directors. Our entire Board serves as our audit committee. No member of our Board is considered "independent" pursuant to Section 10A(m)(3) of the Securities Act of 1934, as amended. In order to be considered “independent” pursuant to Section 10A(m)(3), a director may not, other than in his or her capacity as a director, (i) accept any consulting, advisory or other compensatory fee from the issuer, or (ii) be an affiliated person of the issuer or any subsidiary thereof. The Board has determined that its members are able to read and understand fundamental financial statements and have substantial business experience that results in their financial sophistication. Accordingly, the Board believes that its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations of members of the audit committee.

Additionally, our Board does not have a standing compensation or nominating committee. Because we do not have such committees, our full Board performs the functions of such committees. Prior to the Closing Date, we were a shell company without any operations and the Board consisted of only two directors, precluding the need for any committees. In light of our recently changed status and the increased size of the Board, the Board will reconsider the formation of committees. In considering director nominees, at a minimum, our Board will consider: (i) whether the director nominee provides the appropriate experience and expertise in light of the other members currently serving on the board and any other factors relating to the ability and willingness of a nominee to serve on the board, (ii) the number of other boards and committees on which the nominee serves, and (iii) the director nominee's business or other relationship, if any, with us, including whether the director nominee would be subject to a disqualifying factor in determining the nominee's "independence" as defined by the listing standards of any then-relevant securities exchange(s). As of the date of this Information Statement, the Board has not adopted procedures for the recommendation of nominees for the Board. The Board will accept nominations from our stockholders. The Board met eight times during 2006. No director attended less than 75% of such meeting.

Stockholder Communication with the Board

Stockholders may send communications to our Board by writing to: Mountains West Exploration, Inc., 2001 Butterfield Road, Suite 1050, Downers Grove, Illinois 60515, attention Board or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

EXECUTIVE COMPENSATION

Executive Officer Compensation

The following table sets forth the compensation payable to our executive officers of the Company, for services in all capacities to the Company and its subsidiaries during the two fiscal years ended December 31, 2006.

SUMMARY COMPENSATION TABLE OF EXECUTIVES AND DIRECTORS

Name and Principal Position	Fiscal Year	Salary	Total

Lee Wiskowski President/Director	2006 2005	0 0	0 0

Douglas Stukel Secretary/Treasurer and Director	2006 2005	0 0	0 0

Prior to the Closing Date, no officers or directors received any compensation for their services as such. In light of our recently changed circumstances and the fact that we are now operating as a going concern, the Board will reconsider the future compensation of its officers and directors. The Company has no retirement, pension, profit sharing, stock option or similar program for the benefit of its officers, directors or employees, nor does it have any long term incentive programs.

The Company has not adopted any stock option or other forms of incentive compensation plans.

Compensation of Directors

Our directors do not receive any compensation pursuant to any standard arrangement for their services as directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

We have set forth in the following table certain information regarding our Common Stock beneficially owned on the date of this Information Statement for each stockholder we know to be the beneficial owner of 5% or more of our outstanding Common Stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security, or the power to dispose or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. Except as otherwise indicated, each stockholder named in the table has sole voting and investment power with respect to the shares beneficially owned. On the date of this Information Statement, there were 10,503,600 shares of common stock outstanding.

Named Executive Officers and Directors	Amount and Nature of Beneficial Ownership		Percent of Class

William M. Lynes, CEO	4,275,988	1)	40.7%

Donald Hauschild, CIO	600,000	2)	5.4%

Larry Malone, Director, President and COO	840,000	3)	7.4%

Douglas Stukel, Director, Executive Vice President	3,759,633	4)	27.8%

Lee Wiskowski, Director, Executive Vice President	3,967,663	5)	28.7%

Richard J. Rizzo	1,500,000	6)	12.2%

John L. Meyer	1,500,000	7)	12.2%

Directors and Officers as a group (5 persons)	13,443,284		71.7%

1)	Includes 3,833,645 shares of common stock held in TAPO Ventures LLC, which Mr. Lynes controls.

2)	Includes vested portion of option to acquire 1,500,000 shares of common stock.

3)	Includes vested portion of option to acquire 2,100,000 shares of common stock.

4)
Includes 312,500 shares of common stock and 1,500,000 stock warrants held in DJS Investments II, LLC and 259,163 shares of common stock and 1,646,000 stock warrants held in One-Seven, LLC, each of which entities is wholly owned by Mr. Stukel.

5)
Includes 312,500 shares of common stock and 1,596,000 stock warrants held in Grander, L.L.C. and 1,800,000 stock warrants held in Petabyte Ventures, LLC, each of which entities is wholly owned by Mr. Wiskowski.

6)	Consists of warrant to acquire 1,500,000 shares of common stock.

7)	Consists of warrant to acquire 1,500,000 shares of common stock.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

MOUNTAINS WEST EXPLORATION, INC.

Date: November 30, 2007	By:	/s/ William M. Lynes
William M. Lynes
Chief Executive Officer